SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (RULE 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 2)


                             CELERITY SYSTEMS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   15100R 10 7
                                 (CUSIP Number)

                                January 01, 2001
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  / Rule 13d-1(b)

/  / Rule 13d-1(c)

/X / Rule 13d-1(d)

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CUSIP No. 15100R 10 7                  13G                   Page 2 of 4 Pages
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     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     FENTON SCRUGGS
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) /x/
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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             5   SOLE VOTING POWER
NUMBER OF          547,305 (includes 22,389 shares of Common Stock which are
  SHARES           subject to currently exercisable stock options and warrants
BENEFICIALLY       to purchase 21,198 shares of Common Stock.)
 OWNED BY
   EACH         ---------------------------------------------------------------
REPORTING    6   SHARED VOTING POWER
  PERSON
   WITH            0
                 ---------------------------------------------------------------
             7   SOLE DISPOSITIVE POWER
                   547,305 (includes 22,389 shares of Common Stock which are subject to currently exercisable stock options and warrants to purchase 21,198 shares of Common Stock.)

                 ---------------------------------------------------------------

             8   SHARED DISPOSITIVE POWER

                   0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   547,305 (includes 22,389 shares of Common Stock which are subject to currently exercisable stock options and warrants to purchase 21,198 shares of Common Stock.)

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.1%

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12   TYPE OF REPORTING PERSON

     IN

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CUSIP No. 15100R 10 7                  13G                   Page 3 of 4 Pages
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ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             ITEM 1(b) IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

             Celerity Systems, Inc., 122 Perimeter Park Drive, Knoxville, Tennessee 37922

ITEM 2(b).        ADDRESS OF PRINCIPAL OFFICE, OR IF NONE, RESIDENCE:

             ITEM 2(b) IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

             c/o Celerity Systems, Inc., 122 Perimeter Park Drive, Knoxville, Tennessee 37922

ITEM 4.           OWNERSHIP:

             ITEM 4 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

                    (a) Amount Beneficially Owned: 547,305 (includes 22,389 shares of Common Stock which are subject to currently exercisable stock options and warrants to purchase 21,198 shares of Common Stock.)

                    (b) Percent of Class: 1.1%

                    (c) Number of shares as to which such person has:

                          (i)   sole power to vote or to direct the vote:
547,305 (includes 22,389 shares of Common Stock which are subject to currently exercisable stock options and warrants to purchase 21,198 shares of Common Stock.)

                          (ii)  shared power to vote or to direct the vote: 0

                          (iii) sole power to dispose or to direct the
disposition of: 546,512 (includes 21,591 shares of Common Stock which are subject to currently exercisable stock options and warrants to purchase 21,198 shares of Common Stock.)

                          (iv)  shared power to dispose or to direct the
disposition of: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities check the following:          [X]

The decrease in the Reporting Person's holdings results solely from a change in the Issuer's aggregate number of shares of Common Stock outstanding.


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CUSIP No. 15100R 10 7                  13G                   Page 4 of 4 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            July 16, 2001
                                            ------------------------------------
                                                  (Date)


                                            /s/ FENTON SCRUGGS
                                            ------------------------------------
                                                  (Signature)


                                            FENTON SCRUGGS, DIRECTOR
                                            ------------------------------------
                                                  (Name/Title)